

Mail Stop 3720

June 12, 2007

VIA U.S. MAIL AND FAX (240) 912-1839
Mr. Ronald Pickett
Chief Executive Officer
Telkonet, Inc.
20374 Seneca Meadows Parkway
Germantown, MD 20876

> **Re: Telkonet Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **Form 10-Q for the Quarter Ended March 31, 2007**
> **File No. 1-31972**

Dear Mr. Pickett:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.   In future filings, please refer to the correct Commission file number 1-31972 on the cover sheet of your 1934 Act filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 20

2.   Please disclose your basis for identifying customers who are delinquent and whether a delinquent account designation triggers an accounting transaction.

Item 15. Exhibits and Financial Statement Schedules

Quarterly Financial Data, page 50

3.   We note that despite the MST acquisition in January 2006, your net revenues declined consecutively during each succeeding quarter thereafter. Please disclose the reasons for the decline in revenues and whether they represent a sustained business trend. Please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations at http://www.sec.gov/rules/interp/33-8350.htm.

Note B - Acquisition of Subsidiary, page F-18

4.   We note that you indicated herein and elsewhere in your filing that you "engaged an independent firm to assist in the allocation of the excess purchase price" and that "your subscriber list was independently valued." While you are not required to make reference to a third party appraiser or expert, when you do you should disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the expert, please revise the disclosures to explain the theoretical models and assumptions used by you to determine the valuation.

Note F - Equipment Under Operating Leases, page F-20

5.   As disclosed herein and on page 22, you sold to Hospitality Leasing Corporation "certain rental contract agreements and the related capitalized equipment which were accounted for as operating leases" on a non-recourse basis. Tell us in more detail the nature of the transactions. Citing your basis in the accounting literature, tell us how you accounted for these transactions. Further, please tell us:

- How you accounted for the customer support component which you retained and for which you continue to receive monthly customer support payments;
- Why it is appropriate to account for the sale in revenue instead of other income;

- Why it is appropriate to recognize revenues immediately, more specifically, how you concluded that a sale has occurred; and
- How you considered paragraph 24 of SFAS 95 in your presentation of the related cash flows.

Note H – Convertible Promissory Notes Payable

Early Extinguishment of Debt, page F-23

6. We note that you concluded that your warrant derivatives should be included as equity since "the criteria under EITF 00-19 for permanent equity was achieved in a nominal period of time subsequent to year-end." Please tell us in detail how you determined that equity treatment of these warrants was appropriate. Further, please tell us and disclose the terms of the underlying agreements related to those warrants.

Note K – Stock Options and Warrants, page F-27

7. Please provide the disclosures required by paragraph A240e.(2)(a) and (b) of SFAS 123(R) regarding your estimation of the expected term of share options and the expected share volatility in connection with your valuation of share-based awards.

8. For each year for which an income statement is provided, please disclose all of the information required by paragraph A240c.of SFAS 123(R).

9. Please disclose the aggregate intrinsic values of fully vested options and those expected to vest at the balance sheet date. Refer to paragraph A240d.(2) of SFAS 123(R).

10. Please tell us and disclose in your critical accounting policies the factors or changes in your assumptions that led to a consecutive decreases in the expected volatility of your stock from 2004 through 2006.

Form 10-Q for the Quarter Ended March 31, 2007

Condensed Consolidated Balance Sheets, page 3

11. Tell us why your accounts receivable exceeded your total revenues for the quarter just ended. Considering the accounts acquired from Smart Systems and Ethostream, tell us what portion of the total balance is current or due within your normal credit terms.

Note A – Summary of Accounting Policies

Concentrations of Credit Risk, page 9

12.   Please provide a separate caption for the non-cash adjustment related to the provision for doubtful accounts in the Consolidated Statements of Cash Flows. Additionally, please disclose the reasons for the increase in the valuation account and the impact on your consolidated results of operations in your MD&A.

Note I – Capital Stock, page 23

13.   We refer to the 76,759 warrants and warrants to purchase 2.6 million shares of your common stock issued to a placement agent and an investor, respectively. Tell us what you mean by the statement that as of March 31, 2007, that the "warrant derivatives were included in equity since the criteria under EITF 00-19 for permanent equity was achieved in a nominal period during the quarter ended March 31, 2007." Please tell us in detail how you determined that equity treatment of these warrants was appropriate. Further, please tell us and disclose the terms of the underlying agreements related to those warrants.

Note J – Commitments and Contingencies, page 25

14.   We note that the number of shares held in escrow for the benefit of the sellers of Smart Systems International is subject to adjustment upward or downward during the year following the closing date. Tell us more about the terms of this part of the purchase agreement. Also, tell us how you complied with paragraphs 29-31 of SFAS 141.

Selling, General and Administrative, page 31

15.   Tell us and disclose in greater detail the cost components that caused a 38% increase in selling, general and administrative expenses and disclose if you expect the trend to continue.

Disclosure of Contractual Obligations, page 36

16.   We note that you had no purchase obligations disclosed as of March 31, 2007 and December 31, 2006. However, on page 35 you stated that you anticipate significant expenditures in the MST segment to continue the build-out of the head-end equipment, IPTV and other related projects. Please tell us why no related purchase commitments were included in the contractual obligations table.

Form 8-K/A filed May 23, 2007, dated March 9, 2007

Exhibit 99.1 - Financial Statements of Smart Systems International, Inc.

17.   It appears that the full financial statements specified in Rules 3-01 and 3-02 of
        Regulation S-X are required to be filed for your acquisition of Smart Systems
        International, since your investment in such entity exceeds 50% of your total assets at
        December 31, 2006. Please file full financial statements for the year ended December 31,
        2005. Refer to rule 3-05(b) of Regulation S-X.

Note C – Inventories, page F-13

18.   It appears that a significant portion of the increase in your inventories could be attributed
        to inventories acquired from Smart Systems International. When allocating the purchase
        price, tell us your consideration of Smart System's disclosure in Note C of its 2006
        financial statements and how you determined the fair value. Specifically, tell us what is
        entailed in the "process of upgrading and redesigning its products." We further note that
        its inventory balance as of December 31, 2006 was equivalent to approximately 70% of
        its total cost of sales in 2006.

Form 8-K/A filed May 29, 2007, dated March 15, 2007

Exhibit 99.1 – Financial Statements of Ethostream, LLC

Balance Sheet, page F-6

19.   It appears that notwithstanding the increase in the allowance for doubtful accounts,
        Ethostream's accounts receivable balance as a percentage of total revenues in 2006
        increased over the prior year. Tell us in detail why accounts receivable increased 53%
        over 2005 and at a higher rate than the 18% increase in revenues. Further, please tell us
        how you determined the fair value of these accounts upon consolidation in your financial
        statements.

Form 8-K filed June 1, 2007, dated May 25, 2007

Item 8.01 Other Events

20.   We note that your subsidiary, Microwave Satellite Technology, executed a reverse
        merger to become a public company. We further note that your interest in MST declined
        from 90% to 63%. Tell us how you considered Rule 11-01(a)(8) of Regulation S-X when
        evaluating whether to provide pro forma financial information.

*   *   *   *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director